FORM N-SAR EXHIBIT FOR CVS 6/30/03 SEMI-ANNUAL REPORT

EX-99.77M

On May 2, 2003, the net assets of the Ohio National Fund, Inc., Social Awareness Portfolio, merged into the CVS Calvert Social Equity Portfolio (the “Portfolio”).  The merger was accomplished by a tax-free exchange of 140,397 shares of the Portfolio (valued at $1,885,530) for 344,269 shares of the Social Awareness Portfolio outstanding on May 2, 2003.  The Social Awareness Portfolio’s net assets as of May 2, 2003, including $329,431 of unrealized depreciation and $214,113 of net realized loss, were combined with those of the Portfolio.  The Portfolio’s Board of Directors approved the merger on June 6, 2002.